--------------------------------------------------------------------------------


                                    FORM 6-K
                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934

                               dated July 22, 2003

                         Commission File Number 1-14878

                                   GERDAU S.A.
                    (Exact Name as Specified in its Charter)

                                       N/A
                       ---------------------------------
                       (Translation of Registrant's Name)

                                Av. Farrapos 1811
             Porto Alegre, Rio Grande do Sul - Brazil CEP 90220-005
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

         Form 20-F    X    Form 40-F ___

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes                        No   X
             -----                     -----

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.


--------------------------------------------------------------------------------

                                   SIGNATURES

                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  July 22, 2003

                                        GERDAU S.A.

                                        By:/s/ Osvaldo  Burgos Schirmer_____
                                           -------------------------------------
                                           Name:   Osvaldo Burgos Schirmer
                                           Title:  Chief Financial Officer

                                  EXHIBIT INDEX

Exhibit                 Description of Exhibit
------                  ------------------------

1                       Relevant Fact dated June 9, 2003

2 Report of Independent Accounts on the Limited Review of Quarterly Information (ITR) March 31, 2003

3                       Relevant Fact dated June 27, 2003